<u>Mail Stop 3651</u>

October 24, 2006

<u>Via U.S. Mail and Facsimile</u>

Jon Feltheimer
Chief Executive Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404

      RE: Lions Gate Entertainment Corp.
              Form 10-K for the Fiscal Year Ended March 31, 2006

              File No. 001-14880

Dear Mr. Feltheimer:

      We have reviewed your response letter dated September 6, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2006

Index to Financial Statements

Note. 14 Acquisitions and Divestitures, page F-20

1. We note your response to our prior comment 10, but do not concur with your conclusion. The sum of the studio segment profit of $3.5 million and the "gain on sale of studio facility" of $4.9 million for 2006 appears material to operating income and income before income taxes of $23 million and $7.5 million, respectively, for the year ended March 31, 2006. Based on the above, please revise your financial statements in accordance with paragraph 43 of SFAS No. 144.

2. As previously requested in our prior comment 11, please confirm that you will revise future filings to provide the disclosures required by paragraph 54 of SFAS No. 141 associated with the Redbus acquisition. Please provide us with your proposed disclosure.

3. We note your response to comment 12, were you state that you previously licensed your rights in international markets to international distributors who then license or sell the rights and products to the various markets. In this regard, please tell us if Redbus prior to the acquisition was one of those international distributors mentioned above. Also explain to us if the Redbus acquisition increased your customer base and, if so, your rational for not allocating value to pre-existing distribution customer relationships. We may have further comment upon receipt of your response.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

Jon Feltheimer
Lions Gate Entertainment Corp.
Page 3

You may contact Jeff Jaramillo at (202) 551-3212 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: James Keegan, Chief Financial Officer
(310) 496-1359